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CoreStates Financial Corp
Broad and Chestnut Streets
PO Box 7558
Philadelphia PA 19101-7558

                                                                      Exhibit 20

                                                             [LOGO OF CORESTATES
                                                                   APPEARS HERE]

                                                                            NEWS


Contact               CoreStates: Gary Brooten, (215) 973-3546
                      Meridian: George Biechler, (610) 655-2470


                      Immediately Upon Receipt
For Release

                   CoreStates and Meridian Agree to Combine;

                Partnership Will Create a Regional Banking Power


            Philadelphia, October 10, 1995--CoreStates Financial Corp and Meridian Bancorp, Inc. today announced a definitive agreement to merge. The combination would create a $45 billion asset banking services power with leading geographic market positions and specialized strengths in serving key regional, national and global customer segments. It would also combine two strong-performing banking companies, both of which reported record third quarter earnings today. Specifically, the transaction would:

             o Create a leading market position in a core region blanketing the prime economic centers of eastern Pennsylvania, northern Delaware and central New Jersey;

             o Extend the combined banks' total market reach to 47 counties in the three states;

             o Create a company with $3.7 billion of equity and with the capital ratios to support investments in growth and in improved services to customers ;

             o  Be accretive to earnings per share for 1997;

             o Combine two companies recognized for their community leadership in and commitment to their markets.

            "We are taking two organizations with deep historic roots in this region and we are combining them into a single, focused company with the knowledge, the commitment and the financial resources to be an unparalleled resource to its customers and communities," said

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       Terrence A. Larsen, chairman and chief executive of CoreStates.

            "This is the time, this is the place, and this is the specific opportunity to make a clear declaration: We will be the 'hometown' banking company for this region, offering local decisions and local services with a global reach," he said. "This combination will bring clear benefits to all stakeholders of both organizations."

            Samuel A. McCullough, chairman and chief executive of Meridian, said, "The people of our two companies have worked exceptionally hard and effectively to make us strong competitors in our markets. This transaction will magnify the benefits of those efforts for all of our stakeholders -- shareholders, customers, employees and the communities we mutually serve. This is the opening of an exciting new era for us."

            The two leaders said each organization has long considered the other as a key player and prime potential partner.

            "It was quite natural for Meridian to explore a possible combination with CoreStates as part of the Meridian board's strategic study," said McCullough. "This combination will work best for our region. It will assure our ability to serve our customers superbly, and as partners we can strengthen our overall commitments in helping to build the future of our communities."

            Terms of the Transaction

            The transaction would be a tax-free exchange of 1.225 shares of CoreStates stock for each share of Meridian stock. Based on closing share prices of October 9, 1995, the transaction would be valued at approximately $3.2 billion. Accordingly Meridian shareholders would receive $47.16 in CoreStates stock for each Meridian share.

            The deal is structured as an acquisition of Meridian by CoreStates to be accounted for as a pooling of interests.

            The merger, which is subject to approval by shareholders of both companies and by regulators, is expected to close in the second quarter of 1996.

            As part of the agreement, Meridian and CoreStates gave each

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other options to purchase 19.9% of their respective stock under certain circumstances.

       Management Team

            Larsen, 49, will be chairman and chief executive officer of the expanded CoreStates organization.

            McCullough, 56, will be president and chief operating officer of the corporation.

            A new Office of the Chairman will also include:

              o Rosemarie B. Greco, 49, president and chief executive officer of CoreStates Bank, N.A.

              o  Charles L. Coltman III, 52, vice chairman of the corporation.

              o Charles P. Connolly, Jr., 46, senior executive vice president and chief risk management officer.

              o  Robert N. Gilmore, 47, chief processing services officer.

              o  David E. Sparks, 51, chief financial officer.
            Corporate headquarters will be in Philadelphia.

            Third Quarter Earnings

            Both CoreStates and Meridian issued summary reports of record earnings for the third quarter and major progress on implementing their respective process redesign/performance improvement projects.

            CoreStates reported net income of $133,946,000 or 96 cents per share for the third quarter and $315,283,000 or $2.23 per share for the first nine months. The nine-month figure included a net 47 cents per share restructuring charge for CoreStates' BEST process redesign project.

            Larsen said the record third quarter earnings, up 28% from a year earlier and representing an operating return on average assets of 1.85% and return on average equity of 22.91%, reflected both continuing strength in the company's basic businesses and the growing impact of BEST on expenses.

            He said the company was running ahead of schedule in achieving the projected ultimate financial benefits of BEST, an annualized 90 cents per share difference by the fourth quarter of 1996. The impact

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       on third quarter earnings was 10 cents per share, mostly in cost savings.
       The expense ratio declined to 53.7% for the quarter.

            Meridian reported net income of $54.4 million, or 96 cents per fully diluted share, for the third quarter and $121.5 million or $2.14 per fully diluted share for the first nine months. The nine-month figure included a 37 cents per share restructuring charge in the second quarter for the 59.9 program.

            McCullough said the third quarter earnings, up 52% from 1994 on a per share basis and representing a return on average assets of 1.48% and return on equity of 17.33%, "reflect the underlying strength of our core banking operations and the success of our previously-announced '59.9' program designed to improve Meridian's operating performance.

            "We are especially pleased that the expense savings identified by the '59.9' program are being realized ahead of schedule," he said. Meridian's projected ultimate benefit from 59.9 is an annualized earnings improvement of 78 cents per share. The 59.9 impact on net income for the third quarter was 11 cents per share, all from cost savings. The bank reached an expense ratio of 59.8% for the quarter.

            Larsen and McCullough said the two organizations' projects would continue on their implementation plans and that as they plan consolidation "we expect to find ideas each is implementing that can be extended to the other."

            Strategic Fit and Integration Plans

            The combination will be basically an in-market merger with significant market overlaps, but the geographic market strengths of the two companies differ. For businesses that depend on branch office support, Meridian's strengths in Berks county and the Lehigh Valley areas of eastern Pennsylvania and in Delaware will complement CoreStates' already strong lead in the metropolitan Philadelphia region and parts of central New Jersey.

            Both companies are strong in the corporate "middle market", defined by CoreStates as companies from $15 to $250 million sales.

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       In combination, they will have a commanding market position in their core southeastern Pennsylvania region.

            Meridian's recognized small business strengths complement CoreStates' recently increased emphasis on serving this segment.

            CoreStates brings great strengths in transaction processing and international specialty services, while Meridian has special strengths in segments of the trust and investment business.

            The companies project that they will achieve merger cost efficiencies, in addition to the BEST and 59.9 savings, at an annual rate of approximately $186 million pre tax, by the time consolidation and conversion is completed in late 1996. CoreStates will incur a restructuring charge in the quarter of closing of approximately $175 million pre-tax.

            These efforts will include a branch network review expected to result in consolidation, closing or sale of approximately 115 branch offices of the combined total of 667. The companies projected that less than 10% of the combined totals of 19,127 positions would be eliminated. To reduce the numbers of potential layoffs associated with the staff position cuts, the two companies froze hiring except for critical positions.

            Assuming closing as anticipated, the companies said they expected consolidations to occur within 1996. Meridian expects to close its pending acquisition of United Counties Trust Company in New Jersey in the current quarter, and CoreStates expects to carry out its planned consolidation of its New Jersey and Pennsylvania banks as planned in January of 1996.
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